                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------

                        FELCOR LODGING TRUST INCORPORATED
             (Exact name of registrant as specified in its charter)


         MARYLAND                           545 E. JOHN CARPENTER FRWY. , SUITE 1300                                 75-2541756
(State or other jurisdiction of                         IRVING, TEXAS 75062                                       (I.R.S. Employer
incorporation or organization)                              (214) 444-4900                                      Identification No.)
                                        (Address, including ZIP Code, and telephone number,
                                      including area code, of registrant's principal executive
                                                               offices)

                           ---------------------------

                              LAWRENCE D. ROBINSON
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        FELCOR LODGING TRUST INCORPORATED
                     545 E. JOHN CARPENTER FRWY., SUITE 1300
                               IRVING, TEXAS 75062
                                 (214) 444-4900
                (Name, address, including ZIP code, and telephone
               number, including area code, of agent for service)

                           ---------------------------

                                    Copy to:
                                ROBERT W. DOCKERY
                           JENKENS & GILCHRIST, P.C..
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

                           ---------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box: [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                           ---------------------------



                                                       CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM
        TITLE OF SECURITIES            AMOUNT BEING           OFFERING PRICE             PROPOSED MAXIMUM               AMOUNT OF
         BEING REGISTERED            REGISTERED (1)(2)         PER SHARE(1)          AGGREGATE OFFERING PRICE       REGISTRATION FEE
        -------------------          -----------------       ----------------        ------------------------       ----------------
Common Stock, $0.01 par value....     5,823,060 shares           $ 22.46875                 $ 130,836,880                 $ 34,541



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices reported on the New York Stock Exchange, Inc. on December 5, 2000.

(2) This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.

                           ---------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED AS OF DECEMBER 8, 2000

                             PRELIMINARY PROSPECTUS
                                5,823,060 SHARES

                        FELCOR LODGING TRUST INCORPORATED

                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)

                              --------------------

             TO BE OFFERED BY SEVERAL HOLDERS OF THE COMMON STOCK OF
                        FELCOR LODGING TRUST INCORPORATED

                              --------------------

         This prospectus relates to the public offering, which is not being underwritten, of 5,823,060 shares of our common stock, which shares may be issued upon redemption of units of limited partnership interests in FelCor Lodging Limited Partnership (FelCor LP) held by the selling stockholders. Pursuant to contributions to FelCor LP by the selling stockholders, FelCor and FelCor LP, in accordance with the agreement of limited partnership of FelCor LP, as amended, FelCor, as the sole general partner of FelCor LP, is obligated to (subject to certain conditions) to redeem the units of limited partnership interests of FelCor LP, at the option of the selling stockholders, for a like number of shares of our common stock or, at the option of FelCor, for cash or a combination of cash and common stock. The units of limited partnership interests of FelCor LP were originally issued by FelCor LP in connection with a contribution to FelCor LP of assets or shares of our common stock by the selling stockholders. The distribution of our shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the shares offered by this prospectus. All expenses of registration incurred in connection with this public offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholder.

         The shares may be sold by the selling stockholders from time to time on the New York Stock Exchange (NYSE) or such other national securities exchange or automated interdealer quotation system on which our common stock is then listed, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

         Our common stock is listed on the NYSE under the symbol "FCH." The last reported price of our common stock on December 7, 2000, on the NYSE was $
22.9375 per share. To preserve our status as a real estate investment trust
(REIT), our charter limits the common stock that may be owned by any single person or affiliated group to 9.9% of the outstanding shares and restricts the transferability of such shares under certain circumstances.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE RISK FACTORS ON PAGE 2 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is _______________, 200__.

                                TABLE OF CONTENTS



Forward-Looking Statements..............................................................ii
Where you Can Find More Information....................................................iii
Our Company..............................................................................1
Risk Factors.............................................................................2
Description of Capital Stock............................................................10
Federal Income Tax Consequences of FelCor's Status as a REIT............................21
Use of Proceeds.........................................................................40
Selling Stockholders....................................................................41
Plan of Distribution....................................................................41
Legal Matters...........................................................................42
Experts  ...............................................................................42

                           FORWARD-LOOKING STATEMENTS

         The information contained in this prospectus contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "may," "will," "should," "seeks," "pro forma" or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements. Among these factors are:

          o overall debt levels and the ability to obtain new financing and service debt;

          o inability to retain earnings;

          o liquidity and capital expenditures;

          o price and number of FelCor equity securities repurchased;

          o growth strategy and acquisition activities;

          o inability to reach definitive agreements for the acquisition of the lessees of, or of the leases covering, our hotels;

          o competitive conditions in the lodging industry; and

          o general economic conditions.

In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. The information contained in this prospectus and in the other documents referenced herein, including "Risk Factors," identifies important factors that could cause such differences.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's web site at "http://www.sec.gov" and from our web site at "http://www.felcor.com." You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

         We "incorporate by reference" into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We have filed the following documents with the SEC and they are incorporated herein by reference:

                  (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

                  (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

                  (3) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000;

                  (4) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000;

                  (5)      Current Report on Form 8-K dated October 4, 2000; and

                  (6) all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering.

         You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:
Lawrence D. Robinson, Senior Vice President, General Counsel and Secretary, FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, telephone (972) 444-4900, or by e-mail at information@felcor.com.

                                   OUR COMPANY

         Unless the context otherwise requires, the words "we," "ours," "us" and the "Company" refer to FelCor Lodging Trust Incorporated (FelCor), FelCor Lodging Limited Partnership (FelCor LP) and their respective subsidiaries, collectively.

         We are one of the nation's largest hotel REITs, with ownership interests in 187 hotels at December 1, 2000, with nearly 50,000 rooms and suites. We own a 100% interest in 162 hotels with 42,077 rooms and suites, a 90% or greater interest in entities owning seven hotels with 1,745 rooms and suites, a 60% interest in an entity owning two hotels with 983 rooms and a 50% interest in separate entities that own 16 hotels with 4,018 rooms and suites. Our hotels are located in the United States (35 states) and Canada, with a concentration in Texas (41 hotels), California (19 hotels), Florida (18 hotels) and Georgia (15 hotels).

         We own the largest number of Embassy Suites, Crowne Plaza, Holiday Inn and independently owned Doubletree-branded hotels in the world. The following table lists our hotels, by brand, at December 1, 2000:


                  Brand                                                       Total
                  -----                                                       -----

                  Embassy Suites                                                 59
                  Holiday Inn                                                    44
                  Crowne Plaza and Crowne Plaza Suites                           18
                  Doubletree and Doubletree Guest Suites                         14
                  Holiday Inn Select                                             10
                  Sheraton and Sheraton Suites                                   10
                  Hampton Inn                                                     9
                  Holiday Inn Express                                             5
                  Fairfield Inn                                                   5
                  Harvey Hotel                                                    4
                  Independents                                                    3
                  Courtyard by Marriott                                           2
                  Four Points by Sheraton                                         1
                  Hilton Suites                                                   1
                  Homewood Suites                                                 1
                  Westin                                                          1
                                                                              -----
                           Total Hotels                                         187

         We seek to increase operating cash flow through both internal growth and selective acquisitions, while maintaining a flexible and conservative capital structure. In addition to renovating, redeveloping and repositioning our acquired hotels, we may seek to acquire new upscale properties that will benefit from our affiliation with one of the premium brands available to us through our strategic brand owner and manager relationships with Hilton Hotels Corporation, Bass plc and Starwood Hotels & Resorts Worldwide, Inc.

         In June 2000, we identified 25 non-strategic hotels which we presently intend to sell. If sold, we expect gross sales proceeds from these hotels should be approximately $150 million and net proceeds should be approximately $136 million (after deducting estimated transaction costs and the costs of terminating the existing leases and management rights). To date, we have reached an agreement in principle on the cost of terminating the leases on only 12 of these hotels. We anticipate that the sale of these 25 hotels would result in a book loss of approximately $63 million. Accordingly, our Board of Directors approved a $63 million reserve for the hotels held for sale at June 30, 2000, to reflect the difference between our book value and the estimated net proceeds from the sale of these hotels. As of December 1, 2000 we have not sold any of the 25 hotels held for sale.

         To enable us to satisfy certain requirements for qualification as a REIT, generally we cannot operate the hotels in which we invest. Accordingly, we have leased 85 hotels to DJONT Operations, L.L.C. and its consolidated subsidiaries (DJONT) and 100 hotels to Bristol Hotels & Resorts and its consolidated subsidiaries (Bristol). Bristol became a subsidiary of Bass plc
(Bass) by virtue of a merger between Bristol and a subsidiary of Bass on March 31, 2000. Two of the hotels are not leased.

         Our leases generally have initial terms of five to 15 years and provide for rent equal to the greater of a minimum base rent or a percentage rent based on room and suite revenues, food and beverage revenues, food and beverage rents and, in certain instances, other hotel revenues. Such arrangements are generally referred to as percentage leases.

         Subsidiaries of Bass manage all of the hotels leased by Bristol, plus one of the two FelCor hotels that are not leased. DJONT has entered into management agreements pursuant to which 71 hotels leased by it are managed by subsidiaries of Hilton, 11 are managed by subsidiaries of Starwood and three are managed by two independent management companies.

         On July 21, 2000, our independent directors approved the acquisition of 100% of DJONT effective January 1, 2001. FelCor LP will issue approximately 417,000 FelCor LP units as consideration. No binding agreements have been entered into for this acquisition. We expect that the benefits to us from the purchase of DJONT, if completed, will include: (i) a more direct relationship with the hotel and brand managers, (ii) elimination of potential conflicts of interest and (iii) consolidated hotel level financial reporting. We will record the consideration issued plus the net deficit acquired as an expense in the period in which the transaction is completed. We are currently negotiating with Bass to acquire the Bristol lessee or the leases held by it. We cannot assure you that we will successfully complete these transactions.

         We were formed as a Delaware corporation on May 16, 1994 and were reincorporated as a Maryland corporation on June 23, 1995. Our principal executive offices are located at 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, and our telephone number is (972) 444-4900.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

         If any of the risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

WE HAVE HAD INCREASES IN LEVERAGE THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     As a result of our 1998 merger with Bristol Hotel Company, our leverage increased during 1998, and it has increased further to fund our renovation, redevelopment and rebranding program and our share repurchase program. The share repurchase program authorizes repurchases up to an aggregate maximum of $300 million. From January 1 December 1, 2000, we have repurchased approximately 4,438,700 million shares of common stock under this program at an aggregate cost of approximately $85.7 million.

         At September 30, 2000:

o we had approximately $1.85 billion in consolidated debt, of which approximately $786 million was secured by mortgages or capital leases;

o we had a ratio of consolidated debt to investment in hotels at cost of 40%;

o our ratio of EBITDA to interest expense for the nine months then ended was 2.9-to-1; and

o we had approximately $187 million of floating rate debt, which constituted 11% of our total debt. Most of this floating rate debt bears interest at a rate equal to between 2.00% and 2.75% plus the one month LIBOR rate. At September 30, 2000, the thirty-day LIBOR rate was 6.620%. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense on our floating rate debt and reducing funds available for our current renovation, redevelopment and rebranding plans and our share repurchase program.

         Our leverage could have important consequences for you. For example, it could:

o make it more difficult for us to satisfy our obligations with respect to our debt outstanding;

o limit our ability to obtain additional financing, if we need it, for working capital, our renovation, redevelopment and rebranding plans, acquisitions, debt service requirements or other purposes;

o        increase our vulnerability to adverse economic and industry conditions;

o require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes;

o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

o place us at a competitive disadvantage compared to our competitors that have less debt.

WE MAY BE UNABLE TO REALIZE THE ANTICIPATED BENEFITS OF OUR RENOVATIONS.

         The majority of our hotels either recently have been, or are in the process of being, substantially renovated, redeveloped and, in certain cases, rebranded. If the completion of the current renovation projects are significantly delayed, our operating results could be adversely affected. In addition, no assurance can be given that the recently completed and ongoing improvements will achieve the results anticipated when we made the decision to invest in the improvements.

WE DEPEND ON THE LESSEES' HOTEL OPERATIONS FOR OUR REVENUES.

         Our revenues consist primarily of rents received under our leases. The lessees' payment of such rental obligations is generally unsecured. As the lessee of 100 of our hotels, Bristol must maintain certain net worth and liquidity requirements. DJONT, which leases 85 of our hotels, has limited assets, derives its revenue solely from the operation of our hotels and, at September 30, 2000, had a shareholders' deficit of approximately $18.2 million. We substantially depend upon the successful operation of our hotels to enable the lessees, particularly DJONT, to meet their rental obligations under the leases.

         The leases with Bristol and DJONT have varying terms, generally no longer than 15 years. At the expiration of the lease terms, we will be required to negotiate renewals or seek replacement leases. We cannot guarantee you that we will be able to replace or renew such leases successfully or at all, and any failure to do so could adversely affect our business, financial condition and results of operations.

CONFLICTS OF INTEREST COULD ADVERSELY AFFECT OUR BUSINESS.

     CERTAIN FELCOR DIRECTORS. DJONT leases 85 of our hotels. All of the voting interests (and a 50% common equity interest) in DJONT are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr., co-founders of our company. Furthermore, Mr. Feldman is the Chairman Emeritus and Mr. Corcoran is the President, Chief Executive

Officer and a director of our company. The children of Charles N. Mathewson beneficially own the remaining 50% common equity, non-voting interest in DJONT. Mr. Mathewson serves as a director of our company.

         Bristol leases or manages 100 of our hotels. Bristol became a wholly-owned subsidiary of Bass plc in March 2000. Richard C. North, who joined our Board during 1998, is the Group Finance Director of Bass plc, which is also the parent of Holiday Hospitality Franchising, Inc. Holiday Hospitality is the franchisor of most of the Bristol hotels and, together with its affiliates, owns our common stock and FelCor LP units aggregating approximately 15.5% of our outstanding common stock and units.

         Issues may arise under the leases, franchise agreements and management contracts, and in the allocation of acquisition and leasing opportunities, that present conflicts of interests due to the relationship of these directors to the companies with which they are associated. As an example, any decreases in lease rental rates payable by DJONT may increase the profits of DJONT, in which Messrs. Feldman and Corcoran and Mr. Mathewson's children have a direct economic interest, at our expense. In the event we enter into new or additional hotel leases or other transactions with Bristol, the interests of Mr. North, by virtue of his relationship with Bass, may conflict with our interests. For example, any decrease in lease rental rates payable by Bristol may decrease our profits to the benefit of Bristol. Also, in the selection of franchises under which our hotels will be operated, Mr. North by virtue of his relationship with Holiday Hospitality, may have interests that conflict with our interest. We anticipate that any director who has a conflict of interest with respect to an issue presented to our board will abstain from voting upon that issue, although he will have no legal obligation to do so. We have no provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue. Although each director has a fiduciary duty of loyalty to the Company, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.

         ANTICIPATED ACQUISITION OF LESSEES. As a result of the passage of the REIT Modernization Act, we will be able to form or acquire a taxable REIT subsidiary (TRS) to acquire all or a portion of our existing hotel leases, and to serve as the lessee for any hotels we acquire after January 1, 2001. In this regard, our independent directors approved the acquisition of 100% of DJONT, effective January 1, 2001, for an expected purchase price of approximately 417,000 units of limited partner interest in FelCor LP. In addition, we currently are negotiating with Bass to acquire our remaining lessee, Bristol, or the leases owned by it. There are no binding agreements with Bass, DJONT or the owners of DJONT, and any such acquisitions will be subject to further negotiations between us and the lessees or their owners. These negotiations may involve potential conflicts of interest which will need to be resolved before we can ultimately acquire these lessees or leases. We cannot assure you that we will successfully complete these transactions.

         NO ARMS-LENGTH BARGAINING ON DJONT PERCENTAGE LEASES. We did not negotiate the terms of the leases with DJONT on an arms-length basis. Accordingly, these percentage leases may not reflect fair market values or terms. However, we believe that the terms of these leases are fair to us. The rental terms of these leases were set based upon historical financial information and projected operating performance of the applicable hotel. The other terms of the leases are typical of the provisions found in other leases entered into in similar circumstances. A majority of our independent directors approved the leases at the time they were executed.

         ADVERSE TAX CONSEQUENCES TO CERTAIN AFFILIATES ON A SALE OF CERTAIN HOTELS. Messrs. Corcoran and Mathewson may incur additional tax liability if we sell our investments in six hotels that we acquired in July 1994 from partnerships controlled by these individuals. Consequently, our interests could differ from Messrs. Corcoran and Mathewson's interests in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of the independent directors.

WE HAVE RESTRICTIVE DEBT COVENANTS THAT COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

         At September 30, 2000, we had borrowed approximately $374 million under our line of credit. We also had issued and outstanding $400 million in principal amount of 9 1/2% senior notes due 2008 and $300 million in principal amount of 7 3/8% and 7 5/8% senior notes due 2004 and 2007, respectively. The indenture governing the 9 1/2% senior notes, the indenture governing the 7 3/8% and 7 5/8% senior notes and the agreements governing our line of credit contain various restrictive covenants including, among others, provisions restricting us from:

         o        incurring indebtedness;

         o        making distributions;

         o        making investments;

         o        engaging in transactions with affiliates;

         o        incurring liens;

         o        merging or consolidating with another person;

         o        disposing of all or substantially all of our assets; or

         o permitting limitations on the ability of our subsidiaries to make payments to us.

         These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest.

         In addition, certain of these agreements require us to maintain certain specified financial ratios. Our ability to comply with such ratios may be affected by events beyond our control. Under the most restrictive of these provisions, the maximum additional debt that we could incur for investment in hotel properties was limited to approximately $1 billion at September 30, 2000. These covenants also may restrict our ability to engage in certain other transactions. In addition, any breach of these limitations could result in the acceleration of most of our debt. We may not be able to refinance or repay this debt in full under such circumstances.

WE WILL ENCOUNTER INDUSTRY RELATED RISKS THAT MAY ADVERSELY AFFECT OUR BUSINESS.

         INVESTING IN HOTEL ASSETS INVOLVES SPECIAL RISKS. We have invested only in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:

         o        competition from other hotels;

         o construction of more hotel rooms in a particular area than needed to meet demand;

         o increases in energy costs and other travel expenses that reduce business and leisure travel;

         o adverse effects of declines in general and local economic activity;

         o fluctuations in our revenue caused by the seasonal nature of the hotel industry;

         o        adverse effects of a downturn in the hotel industry; and

         o risks generally associated with the ownership of hotels and real estate, as discussed below.

In addition, annual adjustments (based on changes in the Consumer Price Index) are made to the base rent and the thresholds used to compute percentage rent under the percentage leases. These adjustments, unless offset by increases in hotel revenues, would reduce the amount of rent payable to us under the percentage leases and, consequently, adversely affect our results of operations.

         ACQUISITION OF THE LESSEES OR THE LEASES OF OUR HOTELS MAY INVOLVE ADDITIONAL RISKS. Currently, as a lessor of hotels, our revenue under the percentage leases may vary as a result of factors which affect the revenues of the hotels, but we are not subject to the risks of changes in the operating expenses of the hotels, all of which risks are now borne by the lessees. If we are successful in acquiring our lessees, or the leases held by them, we will become subject to additional risks of adverse changes in operating expenses, including but not limited to:

         o        wage and benefit costs;

         o        repair and maintenance expenses;

         o        the cost of liability insurance; and

         o        other operating expenses.

         WE COULD FACE INCREASED COMPETITION. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. An oversupply of hotel rooms could adversely affect both occupancy and rates in the markets in which our hotels are located. A significant increase in the supply of midprice, upscale and upper upscale hotel rooms and suites, if demand fails to increase proportionately, could have a severe adverse effect on our business, financial condition, and results of operations.

         THE HOTEL INDUSTRY IS SEASONAL IN NATURE. Generally, hotel revenues are the highest in the second and third quarters of each year. Seasonality causes quarterly fluctuations in our revenue. We may be able to reduce, but not eliminate, the effects of seasonality by continuing to diversify the geographic location and primary customer base of our hotels.

         OUR INVESTMENTS ARE CONCENTRATED IN A SINGLE INDUSTRY. Historically, we have only invested in hotel-related assets. In the event of a downturn in the hotel industry, the adverse effect on us may be greater than on a more diversified company with assets outside the hotel industry.

         ACQUISITION GROWTH OPPORTUNITIES HAVE DECREASED. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990's. This generally has resulted in higher prices for hotels. In addition, current market prices of FelCor common stock make its cost of equity capital relatively high. These conditions have resulted in fewer attractive acquisition opportunities. An important part of our historical growth strategy has been the acquisition and, in many instances, the renovation and repositioning of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect our growth prospects. We compete for hotel investment opportunities with other companies, some of which have greater financial or other resources than we have. Certain competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for us to pay or assume.

         WE MUST COMPLY WITH REQUIREMENTS OF FRANCHISE AGREEMENTS. Most of our hotels are operated under various franchise licenses. Each license agreement requires that the franchised hotel be maintained and operated in accordance with certain standards. The franchisors also may require substantial improvements to our hotels, for which we would be responsible under the percentage leases, as a condition to the renewal or continuation of these franchise licenses. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may be liable to the franchisor for a termination payment. These termination payments would vary by franchise agreement and by hotel. The loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO GROW MAY BE LIMITED BY OUR ABILITY TO ATTRACT DEBT FINANCING.

         Since the merger with Bristol Hotel Company, we have focused on our internal growth strategy, which includes the renovation, redevelopment and rebranding of our hotels to achieve improved revenue performance. We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least

95% (90% beginning in 2001) of our taxable income each year to maintain our status as a REIT. Consequently, we must rely primarily upon the availability of debt or equity capital to fund hotel acquisitions and improvements. We do not presently intend to effect a public offering of equity securities at current market prices. Consequently, we will be largely dependent upon our ability to attract debt financing from public or institutional lenders. We cannot assure you that we will be successful in attracting sufficient debt financing to fund future growth at an acceptable cost. In addition, we currently have a policy of limiting debt to not more than 50% of our investment in hotel assets, at cost, which (unless waived or modified by our board of directors) could also limit our ability to incur additional debt to fund our continued growth. At September 30, 2000, our consolidated debt represented 40% of our investment in hotels at cost.

THE RECENT MERGERS OF PROMUS AND BRISTOL CREATE UNCERTAINTIES FOR THE FUTURE.

         While we expect our positive historical relationships with Promus and Bristol to continue with their successors, the merger of Promus Hotel Corporation into a subsidiary of Hilton Hotels Corporation, and of Bristol Hotels & Resorts into a subsidiary of Bass plc, give rise to some uncertainties. Changes in personnel, brand standards or operating methods could adversely affect our relationships, result in increases in required capital expenditures, reductions in hotel revenues or other adverse consequences of which we are not presently aware.

WE ARE SUBJECT TO POTENTIAL TAX RISKS.

         THE FEDERAL INCOME TAX LAWS GOVERNING REITS ARE COMPLEX. We have operated and intend to continue to operate in a manner that is intended to qualify us as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that FelCor has been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of qualification as a REIT.

         FAILURE TO MAKE REQUIRED DISTRIBUTIONS WOULD SUBJECT US TO TAXES. In order to qualify as a REIT, each year we must pay out to our shareholders at least 95% (90% beginning in 2001) of our taxable income (other than any net capital gain). To the extent that we satisfy the applicable distribution requirement, but distribute less than 100% our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible tax if the actual amount we pay out to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws. Our only source of funds to make such distributions comes from distributions to us from FelCor LP. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the applicable distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

         FAILURE TO QUALIFY AS A REIT WOULD SUBJECT US TO FEDERAL INCOME TAXES. If we fail to qualify as a REIT, we would be subject to federal income tax on our taxable income. We might need to borrow money or sell hotels in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our shareholders. Unless our failure to qualify as a REIT were excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.

         FAILURE TO HAVE DISTRIBUTED BRISTOL HOTEL COMPANY'S EARNINGS AND PROFITS IN 1998 COULD CAUSE US TO FAIL TO QUALIFY AS A REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. Arthur Andersen LLP prepared and provided to us its computation of the accumulated earnings and profits of Bristol Hotel Company through the date of the merger of Bristol Hotel Company into FelCor, and we made a corresponding special one-time distribution to our shareholders. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the computations by Arthur Andersen LLP are not binding upon the Internal Revenue Service. Should the Internal Revenue Service successfully assert that the accumulated earnings and profits of Bristol Hotel Company were greater than the amount so distributed by us, we may fail to qualify as a REIT.

         SALE OF ASSETS ACQUIRED FROM BRISTOL HOTEL COMPANY WITHIN TEN YEARS AFTER THE MERGER WILL RESULT IN tax. If, within ten years after the Bristol merger, we sell any asset acquired in the merger and recognize a taxable gain on such sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of (i) the amount of gain that we recognize at the time of the sale or (ii) the amount of gain that we would have recognized if we had sold the asset at the time of the merger for its then fair market value. The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability. If we are successful in selling all of the 25 hotels held for sale, we could incur a significant tax liability, the amount of which cannot yet be determined.

INTEREST RATES MAY AFFECT THE PRICE OF OUR COMMON STOCK.

         One of the factors that may affect the price of our common stock is the amount of distributions to stockholders in comparison to yields on other financial instruments. An increase in market interest rates would provide higher yields on other financial instruments, which could adversely affect the prices of our common stock.

DEPARTURE OF KEY PERSONNEL, INCLUDING MR. CORCORAN, COULD ADVERSELY AFFECT OUR FUTURE OPERATING RESULTS.

WE WILL ENCOUNTER RISKS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP.

         GENERAL RISKS. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:

         o adverse changes in general or local economic or real estate market conditions;

         o        changes in zoning laws;

         o        changes in traffic patterns and neighborhood characteristics;

         o        increases in assessed valuation and tax rates;

         o        increases in the cost of property insurance;

         o        governmental regulations and fiscal policies;

         o        the potential for uninsured or underinsured property losses;

         o        the impact of environmental laws and regulations; and

         o        other circumstances beyond our control.

         Moreover, real estate investments are relatively illiquid, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

         COMPLIANCE WITH ENVIRONMENTAL LAWS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION. Real estate owners are subject to numerous federal, state and local environmental laws and regulations. Under these laws, a current or prior owner of real estate may be liable for the costs of cleaning up and removing hazardous or toxic substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous or toxic substances at another site, it may also be liable for the costs of cleaning up and removing such substances from the disposal site, even if it did not own or operate the disposal site. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances (including asbestos-containing materials) into the environment. Environmental laws may require us to incur substantial expenses and limit the use of our properties. We could be liable for substantial amounts for a failure to comply with applicable environmental laws, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous or toxic substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.

         No assurances can be given that future or amended laws, ordinances or regulations or more stringent interpretations or enforcement policies of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition of the hotels will not be affected by changes (of which we are unaware) occurring subsequent to the dates of such audits, by the condition of properties in the vicinity of such hotels (such as the presence of leaking underground storage tanks) or by the actions of unrelated third parties.

         COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION. Under the Americans with Disabilities Act of 1990, all public accommodations (including hotels) are required to meet certain federal requirements for access and use by disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that the hotels are not in compliance with that Act could result in liability for both governmental fines and damages to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act, it could adversely affect our ability to pay our obligations.

WE LIMIT THE OWNERSHIP OF OUR CAPITAL STOCK.

         In order for us to maintain our status as a REIT, not more than 50% in value of our outstanding common stock may be owned (actually or constructively under the applicable tax rules) by five or fewer persons during the last half of any taxable year. In connection with this requirement, our charter prohibits, subject to certain exceptions, any person from owning more than 9.9% (determined in accordance with the Internal Revenue Code and the Securities Exchange Act of
1934) of the number of outstanding shares of any class of our capital stock. Our charter also prohibits any transfer of our capital stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in our failing to qualify as a REIT. Any attempted transfer in violation of the charter prohibitions will be void and the intended transferee will not acquire any right in the shares resulting in such violation. We have the right to take any lawful action that we believe necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve our status as a REIT, including refusing to recognize any transfer of capital stock in violation of our charter.

         If a person holds or attempts to acquire shares in excess of our ownership and transfer restrictions, these shares will be immediately designated as "shares-in-trust" and transferred automatically and by operation of law, in trust, to a trustee designated by us. The trustee will have the right to receive all distributions on, to vote and to sell these shares. The holder of the excess shares will have no right or interest in these shares, except the right (under certain circumstances) to receive the lesser of: (i) the proceeds of any sale of these shares by the trustee to a permitted owner and (ii) the amount you paid for these shares (or the market value of these shares, determined in accordance with our charter, if the shares were received by gift, bequest or otherwise without payment). Accordingly, the record owner of any shares designated as shares-in-trust would suffer a financial loss if the price at which these shares are sold to a permitted owner is less than what was paid for these shares.

OUR CHARTER AND BYLAWS HAVE ANTI-TAKEOVER AND CORPORATE GOVERNANCE PROVISIONS.

         OWNERSHIP LIMIT. The ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our Board. Therefore, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our Board.

         STAGGERED BOARD. Our Board is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of us through the election of new directors is limited by the inability of stockholders to elect a majority of our Board at any particular meeting.

         AUTHORITY TO ISSUE ADDITIONAL SHARES. Under our charter, our Board may issue preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences, qualifications and terms, designated by our Board that may discourage, delay or prevent a change in control of us, even if such change were in the best interests of stockholders. We currently have outstanding 5,980,600 shares of our $1.95 Series A

Cumulative, Convertible Preferred Stock and 57,500 shares of our 9% Series B Cumulative Redeemable Preferred Stock (represented by 5,750,000 Depositary Shares, each representing a 1/100 fractional interest in a share of such Series B preferred stock). The preferred stock reduces the amount of dividends available, and has dividend, liquidation and other rights superior, to the holders of our common stock. Our charter and bylaws contain other provisions that also may have the effect of delaying or preventing a change in control of us.

         MARYLAND ANTI-TAKEOVER STATUTES. As a Maryland corporation, we are subject to various provisions under the Maryland General Corporation Law, including the Maryland business combination statute, which sets forth certain procedures that must be followed in, and otherwise restricts, certain takeovers and business combinations. Our charter currently exempts us from the operation of the Maryland share control statute, which may deny voting rights to shares involved in an acquisition of one-fifth or more of the voting stock of a Maryland corporation. To the extent these laws are applicable to us, they may have the effect of delaying or preventing a change in control of us even though beneficial to our stockholders.


                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF COMMON STOCK

         The following description of our common stock is a summary and is not intended to be complete. You should also review our Charter and Bylaws, copies of which are available from us upon request.

  General

         Under our Charter, we have authority to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At December 1, 2000, we had outstanding 52,548,950 shares of common stock.

  Terms

         Subject to the preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including in the election of directors. Our Charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in Articles Supplementary relating to preferred stock of any series, the holders of common stock exclusively possess all voting power.

         Subject to any preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of FelCor available for distribution to such holders. All shares of common stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. FelCor may, however, enter into contracts with certain stockholders to grant such holders preemptive rights.

  Restrictions on Ownership and Transfer

         The shares of common stock are subject to certain restrictions upon their ownership and transfer which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of such restrictions and the Maryland Anti-Takeover Statutes, see the discussions below under the captions, "-- Certain Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer" and "-- Maryland Anti-Takeover Statutes."

  Exchange Listing

         The common stock is listed on the NYSE under the symbol "FCH."

  Transfer Agent

         The transfer agent and registrar for the common stock is SunTrust Bank, Atlanta, Georgia.

DESCRIPTION OF PREFERRED STOCK

         The preferred stock may be issued from time to time in one or more series, without stockholder approval, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof as shall be established by the Board of Directors. Thus, without stockholder approval, FelCor could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock. Pursuant to its authority, the Board of Directors has authorized the issuance of two classes of preferred stock, as described below.

DESCRIPTION OF SERIES A PREFERRED STOCK

         The following is a summary of certain terms and provisions of our $1.95 Series A Cumulative Convertible Preferred Stock (the "Series A preferred stock"). This summary is not intended to be complete. Accordingly, you should also review the terms and provisions of our Charter (including the Articles Supplementary to the Charter setting forth the particular terms of the Series A preferred stock), and Bylaws, copies of which are available from us upon request.

  General

         In April 1996, the Board of Directors authorized FelCor to classify and issue the Series A preferred stock as part of the authorized preferred stock. At December 1, 2000, we had outstanding 5,980,600 shares of Series A preferred stock.

         The outstanding shares of Series A preferred stock are validly issued, fully paid and nonassessable. The holders of the Series A preferred stock have no preemptive rights with respect to any shares of capital stock of FelCor or any other securities of FelCor convertible into or carrying rights or options to purchase any such shares. The shares of Series A preferred stock are not subject to any sinking fund or other obligation of FelCor to redeem or retire the Series A preferred stock. Unless converted or redeemed by FelCor into common stock, the Series A preferred stock will have a perpetual term, with no maturity.

  Ranking

         The Series A preferred stock rank pari passu with the outstanding Series B preferred stock (as defined below) and senior to the common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

         While any shares of Series A preferred stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series A preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding Series A preferred stock. However, FelCor may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking junior to or on a parity with the Series A preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series A preferred stock.

  Dividends

         Holders of Series A preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum) or the cash dividends (determined as of the record date for each of the respective quarterly dividend payment dates referred to below) on the number of shares of common stock, or portion thereof, into which a share of Series A preferred stock is then convertible. Dividends on the Series A preferred stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1996 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds legally available for the payment of such dividends. Accumulations of dividends on Series A preferred stock will not bear interest. Dividends payable on the Series A preferred stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

         Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series A preferred stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series A preferred stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series A preferred stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A preferred stock and such Parity Stock.

         Unless all dividends then required to be paid on the Series A preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

         As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the common stock, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the Series A preferred stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and (iii) the term "Parity Stock" means any other class or series of capital stock of FelCor now or hereafter issued and outstanding (including the Series B preferred stock) that ranks equally with the Series A preferred stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

  Redemption

         Shares of Series A preferred stock are not redeemable by FelCor prior to April 30, 2001. On and after April 30, 2001, the shares of Series A preferred stock will be redeemable, in whole or in part, at the option of FelCor, for (i) such number of shares of common stock as are issuable at a conversion rate of
0.7752 shares of common stock for each share of Series A preferred stock, subject to adjustment in certain circumstances, or (ii) cash in an amount equal to the aggregate market value (determined as of the date of the notice of redemption) of such number of shares of common stock as specified by FelCor in the notice of redemption. FelCor may exercise this redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the common stock on the NYSE equals or exceeds the Conversion Price (as defined in the Series A Articles Supplementary) per share, subject to adjustment in certain circumstances. If fewer than all of the shares of Series A preferred stock are to be redeemed, the shares shall be selected by lot or pro rata or in some other equitable manner determined by FelCor.

         On the redemption date, FelCor must pay on each share of Series A preferred stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series A preferred stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series A preferred stock called for redemption or on the shares of common stock issuable upon such redemption.

         Unless all dividends then required to be paid on the Series A preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series A preferred stock may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of Series A preferred stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series A preferred stock. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

         On and after the date fixed for redemption, provided that FelCor has made available at the office of the registrar and transfer agent a sufficient number of shares of common stock and/or an amount of cash to effect the redemption, dividends will cease to accrue on the shares of Series A preferred stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series A preferred stock on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such Series A preferred stock shall cease, except for the right to receive the common stock and/or any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series A preferred stock (unless FelCor defaults in the delivery of the common stock or cash) will be, without any further action, (i) deemed a holder of the number of shares of common stock for which such shares of Series A preferred stock are redeemable or (ii) be entitled to receive the cash amount applicable to such shares.

         Fractional shares of common stock are not to be issued upon redemption of the Series A preferred stock, but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the common stock on the day prior to the redemption date.

  Liquidation Preference

         The holders of Series A preferred stock are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $25.00 per share of Series A preferred stock plus an amount per share of Series A preferred stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Series A liquidation preference"), and no more.

         Until the holders of the Series A preferred stock have been paid the Series A liquidation preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of the Series A preferred stock and any Parity Stock are insufficient to pay in full the Series A liquidation preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of Series A preferred stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such Series A preferred stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor nor a sale, lease or transfer of all or substantially all of FelCor's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.

  Voting Rights

         Except as indicated below, or except as otherwise from time to time required by applicable Maryland law, the holders of Series A preferred stock have no voting rights.

         If six quarterly dividends (whether or not consecutive) payable on the Series A preferred stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors will be increased by two and the holders of Series A preferred stock and any such other Parity Stock, voting together as a single class ("Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.

         The approval of two-thirds of the outstanding shares of Series A preferred stock and any Parity Stock similarly affected, voting together as a single class, is required in order to amend the FelCor Charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series A preferred stock and such Parity Stock, or to amend the FelCor Charter to authorize, create or increase the authorized amount of any class of stock having rights senior to the Series A preferred stock and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series A preferred stock.

         Except as required by law, the holders of Series A preferred stock are not entitled to vote on any merger or consolidation involving FelCor or a sale, lease or transfer of all or substantially all of the assets of FelCor.

  Conversion Rights

         Shares of Series A preferred stock are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of common stock at a conversion price of $32.25 per share of common stock (equivalent to a conversion rate of 0.7752 shares of common stock for each share of Series A preferred stock), subject to adjustment as described below ("-- Conversion Price Adjustments"). The right to convert shares of Series A preferred stock called for redemption will terminate at the close of business on such redemption date.

         Holders of Series A preferred stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series A preferred stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance by FelCor of a notice of redemption providing for a redemption date during such period, which shares will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series A preferred stock on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into shares of common stock on such dividend payment date will receive the dividend payable by FelCor on such shares of Series A preferred stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series A preferred stock for conversion. Except as provided above, FelCor will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon such conversion.

         Fractional shares of common stock are not to be issued upon conversion but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the common stock on the day prior to the conversion date.

  Conversion Price Adjustments

         The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in common stock, (ii) the issuance to all holders of common stock of certain rights or warrants entitling them to subscribe for or purchase common stock at a price per share less than the fair market value per common stock, (iii) subdivisions, combinations and reclassifications of common stock and (iv) distributions to all holders of common stock of evidences of indebtedness of FelCor or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above for which an adjustment previously has been made and excluding Permitted FelCor Common Stock Cash Distributions (as herein defined), and cash dividends which result in a payment of an equal cash dividend to the holders of the Series A preferred stock). "Permitted FelCor Common Stock Cash Distributions" means cash dividends and distributions paid with respect to the common stock after December 31, 1995 not in excess of the sum of FelCor's cumulative undistributed net earnings at December 31, 1995, plus the cumulative amount of funds from operations, as determined by the Board of Directors on a basis consistent with the financial reporting practices of FelCor, after December 31, 1995, minus the cumulative amount of dividends accrued or paid on the Series A preferred stock or any other class of preferred stock after January 1, 1996. In addition to the foregoing adjustments, FelCor will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock, or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

         In case FelCor shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the common stock or sale of all or substantially all of FelCor's assets), in each case as a result of which shares of common stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series A preferred stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of common stock into which one share of Series A preferred stock was convertible immediately prior to such transaction (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). FelCor may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

         No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

  Exchange Listing

         The Series A preferred stock is listed on the NYSE under the symbol "FCHpA".

  Transfer Agent

         The transfer agent and registrar for the Series A preferred stock is SunTrust Bank, Atlanta, Georgia.

DESCRIPTION OF SERIES B PREFERRED STOCK AND DEPOSITARY SHARES

         The following is a summary of certain terms and provisions of our 9% Series B Cumulative Redeemable Preferred Stock (the "Series B preferred stock"). This summary is not intended to be complete. Accordingly, you should also review the terms and provisions of our Charter (including the Articles Supplementary to the Charter setting forth the particular terms of the Series B preferred stock), and Bylaws, copies of which are available from us upon request.

GENERAL

         In April 1998, the Board of Directors authorized FelCor to classify and issue the Series B preferred stock as part of the authorized preferred stock. At Decemer 1, 2000, we had outstanding 57,500 shares of Series B preferred stock represented by 5,750,000 depositary shares (the "Depositary Shares").

         Each Depositary Share represents a 1/100 fractional interest in a share of Series B preferred stock. The shares of Series B preferred stock have been deposited with SunTrust Bank, as Depositary (the "Preferred Stock Depositary"), under a Deposit Agreement (the "Deposit Agreement") among FelCor, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Stock Depositary thereunder. The Depositary Receipts evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share is entitled to all the rights and preferences of a 1/100 fractional interest in a share of Series B preferred stock (including dividend, voting, redemption and liquidation rights and preferences).

  Ranking

         The Series B preferred stock rank pari passu with the outstanding Series A preferred stock and senior to the common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

         While any shares of Series B preferred stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding Series B preferred stock. However, FelCor may create additional classes of stock, increase the authorized number of preferred stock or issue series of preferred stock ranking junior to or on a parity with the Series B preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series B preferred stock.

  Dividends

         Holders of Series B preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable at the rate of 9% of the liquidation preference per annum (equivalent to $2.25 per annum per Depositary Share). Dividends on the Series B preferred stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1998 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board o Directors. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulations of dividends on the Series B preferred stock will not bear interest. Dividends payable on the Series B preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

         Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series B preferred stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series B preferred stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series B preferred stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series B preferred stock and such Parity Stock.

         Unless all dividends then required to be paid on the Series B preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

         As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the common stock, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the Series B preferred stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and (iii) the term "Parity Stock" means any other class or series of capital stock of FelCor now or hereafter issued and outstanding (including the Series A preferred stock) that ranks equally with the Series B preferred stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

  Redemption

         Shares of Series B preferred stock are not redeemable by FelCor prior to May 7, 2003. On and after May 7, 2003, FelCor at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series B preferred stock (and the Preferred Stock Depositary will redeem the number of Depositary Shares representing the shares of Series B preferred stock so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent FelCor has funds legally available therefor. The redemption price of the Series B preferred stock (other than any portion thereof consisting of accrued and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of FelCor and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing.

         The shares of Series B preferred stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

         Unless all dividends then required to be paid on the Series B preferred stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series B preferred stock and any Parity Stock may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of Series B preferred stock and any Parity Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series B preferred stock and any Parity Stock. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

  Liquidation Preference

         The holders of Series B preferred stock are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $2,500 per share of Series B preferred stock (equivalent to $25 per Depositary Share) plus an amount per share of Series B preferred stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Series B liquidation preference"), and no more.

         Until the holders of the Series B preferred stock have been paid the Series B liquidation preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of Series B preferred stock and any Parity Stock are insufficient to pay in full the Series B liquidation preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of Series B preferred stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on Series B preferred stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor, nor a sale, lease or transfer of all or substantially all of FelCor's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.

  Voting Rights

         In any matter in which the Series B preferred stock is entitled to vote (as expressly described herein or as may be required by law), including any action by written consent, each share of Series B preferred stock shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series B preferred stock, the holder thereof may designate up to 100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of Series B preferred stock). As a result, each Depositary Share will be entitled to one vote.

         If six quarterly dividends (whether or not consecutive) payable on the Series B preferred stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors will be increased by two and the holders of the Depositary Shares representing the Series B preferred stock and any other Parity Stock, voting together as a single class ("Series B Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends, together with the dividends for the current quarterly period, on the Series B Voting Preferred Shares have been paid or declared and set aside for payment.

         The approval of two-thirds of the outstanding Depositary Shares representing the Series B preferred stock and any Parity Stock similarly affected, voting together as a single class, is required in order to (i) amend the FelCor Charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series B preferred stock and such Parity Stock, (ii) enter into a share exchange that affects the Series B preferred stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into FelCor, unless in each such case, each share of Series B preferred stock remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of a share of Series B preferred stock (except for changes that do not materially and adversely affect the holders of the Series B preferred stock) or (iii) amend the FelCor Charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the Series B preferred stock and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may increase the authorized number of preferred stock and may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series B preferred stock.

  Conversion Rights

         Shares of Series B preferred stock are not convertible into or exchangeable for any other property or securities of FelCor.

  Exchange Listing

         The Series B preferred stock is listed on the NYSE under the symbol "FCHpB".

  Transfer Agent

         The transfer agent and registrar for the Depositary Shares is SunTrust Bank, Atlanta, Georgia.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Restrictions on Ownership and Transfer

         For FelCor to qualify as a REIT under the federal income tax laws, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of FelCor's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the federal income tax laws, by five or fewer individuals (as defined to include certain entities) during the last half of a taxable year (the "5/50 Rule"), and FelCor must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. See "Federal Income Tax Consequences of FelCor's Status as a REIT - Requirements for Qualification." For the purpose of preserving FelCor's REIT qualification, the FelCor Charter contains certain provisions that restrict the ownership and transfer of FelCor's capital stock under certain circumstances (the "Ownership Limitation Provisions").

         The "Ownership Limitation Provisions" provide that, subject to certain exceptions specified in the FelCor Charter, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 9.9% of the outstanding shares of any class of FelCor's capital stock (the "Ownership Limit"). The Board of Directors may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize FelCor's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of FelCor. The Board of Directors has waived the Ownership Limit, subject to certain conditions, for certain parties. In determining that it is appropriate to provide such waivers of the Ownership Limit, the Board of Directors has consulted with counsel, has obtained or will obtain appropriate undertakings or representations and has imposed or will impose appropriate conditions with respect to such waivers to assure that the 5/50 Rule will not be violated. The Ownership Limitation Provisions will not apply if the Board of Directors and the holders of 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interests of FelCor to attempt to qualify, or to continue to qualify, as a REIT.

         Any purported transfer of capital stock of FelCor and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee ("Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity ("Prohibited Owner") holding record title to any such shares in excess of the Ownership Limit ("Excess Shares") shall cease to own any right or interest) in such Excess Shares. In addition, if any purported transfer of capital stock of FelCor or any other event otherwise would cause FelCor to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 stockholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares. Also, if any purported transfer of capital stock of FelCor or any other event would otherwise cause FelCor to violate the 5/50 Rule or to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in any entity that leases any hotels or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares.

         Any such Excess Shares will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by FelCor (the "Beneficiary"). The trustee of the trust who shall be designated by FelCor and be unaffiliated with FelCor and any Prohibited Owner, will be empowered to sell such Excess Shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares on the date of such event or the sales proceeds received by the trust for such Excess Shares. Prior to a sale of any such aggregate fractional shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by FelCor with respect to such Excess Shares, and also will be entitled to exercise all voting rights with respect to such Excess Shares.

         Any purported transfer of capital stock of FelCor that would otherwise cause FelCor to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

         All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

         Every owner of more than 5% (or such lower percentage as may be required under the federal income tax laws) of the outstanding shares of capital stock of FelCor must file a written notice with FelCor containing the information specified in the FelCor Charter no later than January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to FelCor in writing such information as FelCor may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on FelCor's status as a REIT and to ensure compliance with the Ownership Limit.

         The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of FelCor without approval of the Board of Directors.

  Operations

         FelCor generally is prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause FelCor to fail to qualify as a REIT.

MARYLAND ANTI-TAKEOVER STATUTES

         Under the Maryland General Corporation Law (the "Maryland Law"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder"), or (iii) an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any "business combination" must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined under the Maryland Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the Maryland Law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Stockholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by Section 3-602 of the Maryland Law or the stockholders of the corporation adopt a charter amendment by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders. The FelCor Charter has exempted from these provisions of Maryland law, any business combination involving Mr. Feldman or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran.

         Sections 3-701 et seq. of the Maryland Law (the "Control Share Statute") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiring person, or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by that person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to "control shares" if the acquisition of such shares, as to specifically identified or unidentified future or existing stockholders or their affiliates, has been approved in the charter or bylaws of the corporation prior to the acquisition of such shares.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

         The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's articles of incorporation or bylaws.

         The FelCor Charter and FelCor Bylaws contain a provision exempting any and all acquisitions of FelCor's shares of capital stock from the Control Share Statute. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the bylaws is rescinded, the control share acquisition statute could have the effect of discouraging offers to acquire FelCor and of increasing the difficulty of consummating any such offer.

                       FEDERAL INCOME TAX CONSEQUENCES OF
                            FELCORS STATUS AS A REIT

         This section summarizes the federal income tax issues that you, as a stockholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "--Taxation of Tax-Exempt Stockholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "--Taxation of Non-U.S. Stockholders" below).

         The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

         We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in the common stock and of FelCor's election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

                               TAXATION OF FELCOR

         FelCor elected to be taxed as a REIT under the federal income tax laws commencing with its short taxable year ended December 31, 1994. FelCor believes that it has operated in a manner intended to qualify as a REIT since its election to be a REIT and it intends to continue to so operate. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

         FelCor's qualification as a REIT depends on its ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that FelCor earns from specified sources, the percentage of its assets that falls within specified categories, the diversity of its share ownership, and the percentage of its earnings that it distributes. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of FelCor and its stockholders if FelCor fails to qualify as a REIT, see "--Failure to Qualify."

         If FelCor qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its stockholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, FelCor will be subject to federal tax in the following circumstances:

o FelCor will pay federal income tax on taxable income, including net capital gain, that it does not distribute to its stockholders during, or within a specified time period after, the calendar year in which the income is earned.

o FelCor may be subject to the "alternative minimum tax" on any items of tax preference that it does not distribute or allocate to its stockholders.

o FelCor will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that it holds primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

o FelCor will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

o If FelCor fails to satisfy the 75% gross income test or the 95% gross income test, as described below under "--Requirements for Qualification--Income Tests," and nonetheless continues to qualify as a REIT because it meets other requirements, it will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect its profitability.

o If FelCor fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, it will pay a 4% excise tax on the excess of such required distribution over the amount it actually distributed.

o FelCor may elect to retain and pay income tax on its net long-term capital gain.

o If FelCor acquires any asset from a C corporation, or a corporation such as Bristol that generally is subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference to the C corporation's basis in the asset, or another asset, such as the Bristol merger, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of such asset during the 10-year period after it acquires such asset. The amount of gain on which it will pay tax is the lesser of (1) the amount of gain that it recognizes at the time of the sale or disposition and (2) the amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset. The rule described in this paragraph will apply assuming that FelCor makes an election under the Treasury regulations on its tax return for the year in which it acquires assets from a C corporation. FelCor made an election under the Treasury regulations with respect to the assets that it acquired from Bristol in its merger with Bristol. Accordingly, any gain recognized by FelCor on the disposition of any such asset during the 10-year period beginning on the date of acquiring the asset, to the extent of such asset's "built-in gain," will be subject to tax at the highest regular corporate rate.

REQUIREMENTS FOR QUALIFICATION

         A REIT is a corporation, trust, or association that meets the following requirements:

         1.    it is managed by one or more trustees or directors;

         2. its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

         3. it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

         4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

         5. at least 100 persons are beneficial owners of its shares or ownership certificates;

         6. not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

         7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

         8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

         9. it meets certain other qualification tests, described below, regarding the nature of its income and assets.

         FelCor must meet requirements 1 through 4 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If FelCor complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement 6, it will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of FelCor in proportion to their actuarial interests in the trust for purposes of requirement 6.

         FelCor has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, FelCor's Charter restricts the ownership and transfer of the common stock so that FelCor should continue to satisfy requirements 5 and 6. The provisions of the Charter restricting the ownership and transfer of the common stock are described in "Description of Capital Stock -- Certain Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer."

         A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" of FelCor will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of FelCor.

         In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, FelCor's proportionate share of the assets, liabilities, and items of income of FelCor LP and of any other partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which FelCor has acquired or will acquire an interest, directly or indirectly (together, the "Subsidiary Partnerships"), are treated as assets and gross income of FelCor for purposes of applying the various REIT qualification requirements.

INCOME TESTS

         FelCor must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

         o     rents from real property;

         o interest on debt secured by mortgages on real property or on interests in real property; and

         o dividends or other distributions on and gain from the sale of shares in other REITs.

         Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from FelCor's sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of the gross income tests to FelCor.

         Rent that FelCor receives from real property that it owns and leases to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

         o First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

         o Second, neither FelCor nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom it receives rent.

         o Third, all of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

         o Finally, FelCor generally must not operate or manage its real property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom FelCor does not derive revenue. However, FelCor need not provide services through an "independent contractor," but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, FelCor may provide a minimal amount of

               "non-customary" services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property. Tax legislation enacted in 1999 will allow FelCor to own up to 100% of the stock of a "taxable REIT subsidiary" beginning on January 1, 2001. A "taxable REIT subsidiary" can provide customary and noncustomary services to FelCor's tenants without tainting FelCor's rental income. See "--Taxable Subsidiaries."

         Pursuant to percentage leases, FelCor's lessees lease from FelCor LP and the Subsidiary Partnerships the land, buildings, improvements, furnishings and equipment comprising the hotels, for terms of five to 10 years, with options to renew for total terms, including the initial term, of not more than 15 years. The percentage leases provide that the lessees are obligated to pay to FelCor LP and the Subsidiary Partnerships (1) the greater of a minimum base rent or percentage rent and (2) "additional charges" or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room or suite revenues, and food and beverage revenues and rent for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent and percentage rent accrue and are due monthly.

         In order for the base rent, percentage rent, and additional charges to constitute "rents from real property," the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

         o     the intent of the parties;

         o     the form of the agreement;

         o the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

         o to the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

         In addition, federal income tax law provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

         o     the service recipient is in physical possession of the property;

         o     the service recipient controls the property;

         o the service recipient has a significant economic or possessory interest in the property, or whether the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property;

         o the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

         o the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

         o the total contract price does not substantially exceed the rental value of the property for the contract period.

         Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

         FelCor believes that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

         o FelCor LP and the Subsidiary Partnerships, on the one hand, and the lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

         o the lessees have the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

         o the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities, structural elements and capital improvements, and generally dictate how the hotels are operated, maintained, and improved;

         o the lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes and property and casualty insurance premiums;

         o the lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

         o the lessees generally have indemnified FelCor LP and the Subsidiary Partnerships against all liabilities imposed on FelCor LP and the Subsidiary Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the lessees' use, management, maintenance or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of the lessees, (4) taxes and assessments in respect of the hotels that are the obligations of the lessees, or
               (5) any breach of the percentage leases or of any sublease of a hotel by the lessees;

         o the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

         o the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

         o FelCor LP and the Subsidiary Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees;

         o the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

         Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that FelCor LP and the Subsidiary Partnerships receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, FelCor likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

         As described above, in order for the rent received by FelCor to constitute "rents from real property," several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages:

         o     are fixed at the time the percentage leases are entered into;

         o are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

         o     conform with normal business practice.

         More generally, the percentage rent will not qualify as "rents from real property" if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and FelCor has represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

         Another requirement for qualification of the rent received by FelCor as "rents from real property" is that FelCor must not own, actually or constructively, 10% or more of the stock or the assets or net profits any lessee (a "related party tenant"). The constructive ownership rules generally provide that, if 10% or more in value of the stock of FelCor is owned, directly or indirectly, by or for any person, FelCor is considered as owning the stock owned, directly or indirectly, by or for such person. FelCor does not own any stock or assets or net profits of any lessee directly. However, FelCor's independent directors have approved the acquisition of 100% of DJONT Operations, L.L.C. effective January 1, 2001. No binding agreements have been entered into for that acquisition. At the time of such acquisition, it is intended that DJONT Operations, L.L.C. will become a "taxable REIT subsidiary" of FelCor. See "--Taxable Subsidiaries." In addition, the parent company of Bristol Hotels & Resorts, Inc. owns approximately 8.8% of FelCor's common stock. Such stock ownership does not cause Bristol Hotels & Resorts, Inc. to be a related party tenant. FelCor's Charter prohibits transfers of FelCor stock that would cause FelCor to own, actually or constructively, 10% or more of the ownership interests in a lessee. Thus, FelCor should never own, actually or constructively, 10% of more of any lessee. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of FelCor stock, no absolute assurance can be given that such transfers or other events of which FelCor has no knowledge will not cause FelCor to own constructively 10% or more of a lessee at some future date.

         A third requirement for qualification of the rent received by FelCor as "rents from real property" is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted basis of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the "adjusted basis ratio"). Beginning in 2001, that ratio will be computed using relative fair market values. With respect to each hotel, FelCor believes either that the adjusted basis ratio is less than 15% or that any income attributable to excess personal property will not jeopardize FelCor's ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge FelCor's calculation of an adjusted basis ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, FelCor could fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

         A fourth requirement for qualification of the rent received by FelCor as "rents from real property" is that, other than within the 1% de minimis exception described above, FelCor cannot furnish or render noncustomary services to the tenants of the hotels, or manage or operate the hotels, other than through an independent contractor who is adequately compensated and from whom FelCor itself does not derive or receive any income. Provided that the percentage leases are respected as true leases, FelCor should satisfy that requirement, because FelCor LP and the Subsidiary Partnerships do not perform any services other than customary ones for the lessees. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. Tax legislation enacted in 1999 will allow FelCor to own up to 100% of the stock of a "taxable REIT subsidiary" beginning on January 1, 2001. A "taxable REIT subsidiary" can provide customary and noncustomary services to FelCor's tenants without tainting FelCor's rental income. See "--Taxable Subsidiaries."

         If a portion of the rent received by FelCor from a hotel does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of FelCor's gross income during the year, FelCor would lose its REIT status. If, however, the rent from a particular hotel does not qualify as "rents from real property" because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) FelCor owns, actually or constructively, 10% or more of the lessee, or (3) FelCor furnishes noncustomary services to the tenants of the hotel, or manages or operates the hotels, other than through a qualifying independent contractor, none of the rent from that hotel would qualify as "rents from real property." In that case, FelCor likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

         In addition to the rent, the lessees are required to pay to FelCor LP and the Subsidiary Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the FelCor LP and the Subsidiary Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

         The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision," income attributable to such participation feature will be treated as gain from the sale of the secured property.

         A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. FelCor believes that none of its or FelCor LP's assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, FelCor will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that FelCor can comply with such safe-harbor provisions or that FelCor or FelCor LP will avoid owning property that may be characterized as property that it holds "primarily for sale to customers in the ordinary course of a trade or business."

         FelCor will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

         o that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

         o for which such REIT makes a proper election to treat such property as foreclosure property.

         However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

         o on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

         o on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

         o which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, FelCor terminates the lessee's leasehold interest and FelCor is unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by FelCor from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, FelCor likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

         From time to time, FelCor or FelCor LP may enter into hedging transactions with respect to one or more of its assets or liabilities. Its hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that FelCor or FelCor LP enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge its indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that FelCor or FelCor LP hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize FelCor's status as a REIT.

         If FelCor fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it qualifies for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

         o its failure to meet such tests is due to reasonable cause and not due to willful neglect;

         o we attach a schedule of the sources of its income to its tax return; and

         o any incorrect information on the schedule was not due to fraud with intent to evade tax.

         We cannot predict, however, whether in all circumstances FelCor would qualify for the relief provisions. In addition, as discussed above in "--Taxation of FelCor," even if the relief provisions apply, FelCor would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect its profitability.

ASSET TESTS

         To maintain its qualification as a REIT, FelCor also must satisfy two asset tests at the close of each quarter of each taxable year. First, at least 75% of the value of its total assets must consist of:

         o     cash or cash items, including certain receivables;

         o     government securities;

         o interests in real property, including leaseholds and options to acquire real property and leaseholds;

         o     interests in mortgages on real property;

         o     stock in other REITs; and

         o investments in stock or debt instruments during the one-year period following FelCor's receipt of new capital that it raises through equity offerings or offerings of debt with at least a five-year term.

         The second asset test has two components:

         o first, of FelCor's investments not included in the 75% asset class, the value of its interest in any one issuer's securities may not exceed 5% of the value of its total assets; and

         o second, FelCor may not own more than 10% of any one issuer's outstanding voting securities.

         For purposes of both components of the second asset test, "securities" does not include FelCor's stock in any qualified REIT subsidiary or in other REITs or its interest in any partnership.

         FelCor LP owns 100% of the nonvoting stock of Kingston Plantation Development Corp., representing 97% of the value of Kingston's outstanding stock. Kingston owns 50% of the outstanding stock of Promus/FelCor Manager, Inc. By virtue of its partnership interest in FelCor LP, FelCor is deemed to own its pro rata share of the assets of FelCor LP, including the stock of Kingston held by FelCor LP. FelCor LP does not own any of the voting securities of Kingston. In addition, based upon its analysis of the estimated value of the stock of Kingston relative to the estimated value of the other assets owned by FelCor, FelCor believes that the value of its pro rata share of the stock of Kingston does not exceeds 5% of the total value of FelCor's assets. No independent appraisals have been obtained to support this conclusion. This 5% limitation must be satisfied at the end of each quarter in which FelCor or FelCor LP increases its interest in Kingston, including as a result of FelCor increasing its interest in FelCor LP in connection with a stock offering or as limited partners of FelCor LP exercise their rights to redeem their partnership units for cash or shares of FelCor's common stock. Although FelCor plans to take steps to ensure that it satisfies the 5% asset test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful.

         Tax legislation enacted in 1999 (the "Tax Bill") will allow FelCor to own up to 100% of the stock of taxable REIT subsidiaries ("TRSs") beginning on January 1, 2001. TRSs can perform activities unrelated to FelCor's tenants, such as third-party management, development, and other independent business activities, as well as provide services to FelCor's tenants. FelCor and a taxable subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The Tax Bill limits the deductibility of interest paid or accrued by a TRS to FelCor to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the Tax Bill imposes a 100% excise tax on transactions between a TRS and FelCor or its tenants that are not conducted on an arm's-length basis. The Tax Bill also prevents FelCor from owning more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Prior to the Tax Bill, FelCor only was prohibited from owning more than 10% of the voting stock of a taxable subsidiary. Overall, no more than 20% of FelCor's assets can consist of securities of TRSs under the Tax Bill.

         The TRS provisions of the Tax Bill will apply for taxable years beginning after December 31, 2000. However, a taxable subsidiary in existence on July 12, 1999, such as Kingston, will be grandfathered unless and until (1) it engages in a new line of business or acquires a substantial new asset, other than in certain tax-free transactions or pursuant to a binding contract in effect on July 12, 1999, or (2) FelCor acquires, directly or indirectly, additional stock in the taxable subsidiary, including as a result of limited partner redemptions of their interests in FelCor LP, other than in certain tax-free transactions or pursuant to a binding contract in effect on July 12, 1999. Such existing taxable subsidiaries can be converted into TRSs on a tax-free basis prior to January 1, 2004. See "--Taxable Subsidiaries."

         If FelCor should fail to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if (1) it satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If FelCor did not satisfy the condition described in clause (2) of the preceding sentence, it still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

DISTRIBUTION REQUIREMENTS

         Each taxable year, FelCor must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its stockholders in an aggregate amount at least equal to:

         o the sum of (1) 95% of its "REIT taxable income," computed without regard to the dividends paid deduction and its net capital gain or loss, and (2) 95% of its after-tax net income, if any, from foreclosure property; minus

         o     the sum of certain items of non-cash income.

         FelCor must pay such distributions in the taxable year to which they relate, or in the following taxable year if it declares the distribution before it timely files its federal income tax return for such year and pays the distribution on or before the first regular dividend payment date after such declaration. Under the Tax Bill, the 95% distribution requirement discussed above was reduced to 90% for taxable years beginning after December 31, 2000.

         FelCor will pay federal income tax on taxable income, including net capital gain, that it does not distribute to stockholders. Furthermore, if it fails to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

         o     85% of its REIT ordinary income for such year;

         o     95% of its REIT capital gain income for such year; and

         o     any undistributed taxable income from prior periods,

it will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributed. FelCor may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. See "--Taxation of Taxable U.S. Stockholders." If it so elects, it will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. FelCor has made, and FelCor intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

         It is possible that, from time to time, FelCor may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, FelCor may not deduct recognized capital losses from its "REIT taxable income." Further, it is possible that, from time to time, FelCor may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. As a result of the foregoing, FelCor may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, FelCor may need to borrow funds or issue preferred stock or additional common stock.

         Under certain circumstances, FelCor may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its stockholders in a later year. FelCor may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although FelCor may be able to avoid income tax on amounts distributed as deficiency dividends, it will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction it takes for deficiency dividends.

RECORDKEEPING REQUIREMENTS

         FelCor must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, it must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding stock. FelCor has complied, and FelCor intends to continue to comply, with such requirements.

FAILURE TO QUALIFY

         If FelCor failed to qualify as a REIT in any taxable year, and no relief provision applied, it would be subject to federal income tax and any applicable alternative minimum tax on its taxable income at regular corporate rates. In calculating its taxable income in a year in which it failed to qualify as a REIT, FelCor would not be able to deduct amounts paid out to stockholders. In fact, FelCor would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of its current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless FelCor qualified for relief under specific statutory provisions, it also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. We cannot predict whether in all circumstances FelCor would qualify for such statutory relief.


TAXATION OF TAXABLE U.S. STOCKHOLDERS

         As long as FelCor qualifies as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of FelCor's current or accumulated earnings and profits and that FelCor does not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. stockholder" means a holder of common stock that for U.S. federal income tax purposes is:

         o     a citizen or resident of the United States;

         o a corporation, partnership, or other entity created or organized in or under the laws of the United States or of an political subdivision thereof;

         o an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

         o any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

         A U.S. stockholder generally will recognize distributions that FelCor designates as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. FelCor generally will designate its capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         FelCor may elect to retain and pay income tax on the net long-term capital gain that it receives in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of FelCor's undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax FelCor paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of FelCor's undistributed long-term capital gain, minus its share of the tax FelCor paid.

         A U.S. stockholder will not incur tax on a distribution in excess of FelCor's current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder's common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both FelCor's current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder. In addition, if FelCor declares a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by FelCor and received by the U.S. stockholder on December 31 of such year, provided that FelCor actually pays the distribution during January of the following calendar year.

         Stockholders may not include in their individual income tax returns any net operating losses or capital losses of FelCor. Instead, such losses would be carried over by FelCor for potential offset against its future income generally. Taxable distributions from FelCor and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from FelCor and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. FelCor will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF U.S. STOCKHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

         In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from FelCor that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

         A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of

"section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that FelCor designates as capital gain dividends and any retained capital gain that it is deemed to distribute, FelCor generally may designate whether such a distribution is taxable to its non-corporate stockholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         FelCor will report to its stockholders and to the Internal Revenue Service the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide FelCor with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, FelCor may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to FelCor. The U.S. Treasury Department has issued final regulations regarding the backup withholding rules as applied to non-U.S. stockholders. Those regulations alter certain procedural aspects of backup withholding compliance and are effective for distributions made after December 31, 2000. See "--Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that FelCor distributes to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from FelCor would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from FelCor as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of FelCor's stock is required to treat a percentage of the dividends that it receives from FelCor as unrelated business taxable income. Such percentage is equal to the gross income FelCor derives from an unrelated trade or business, determined as if it were a pension trust, divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of FelCor's stock only if:

         o the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

         o FelCor qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of FelCor's shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding FelCor's stock in proportion to their actuarial interests in the pension trust; and

         o either (1) one pension trust owns more than 25% of the value of FelCor's stock or (2) a group of pension trusts individually holding more than 10% of the value of FelCor's stock collectively owns more than 50% of the value of FelCor's stock.


TAXATION OF NON-U.S. STOCKHOLDERS

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex. This section is only a summary of such rules. WE URGE NON-U.S. STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

         A non-U.S. stockholder that receives a distribution that is not attributable to gain from FelCor's sale or exchange of U.S. real property interests, as defined below, and that FelCor does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that FelCor pays such distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. FelCor plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

         o a lower treaty rate applies and the non-U.S. stockholder files the required form evidencing eligibility for that reduced rate with FelCor; or

         o the non-U.S. stockholder files an IRS Form 4224 with FelCor claiming that the distribution is effectively connected income.

         The U.S. Treasury Department has issued final regulations that modify the manner in which FelCor will comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 2000.

         A non-U.S. stockholder will not incur tax on a distribution in excess of FelCor's current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both FelCor's current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because FelCor generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that FelCor withholds if it later determines that a distribution in fact exceeded its current and accumulated earnings and profits.

         FelCor must withhold 10% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although it intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that it does not do so, it will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

         For any year in which FelCor qualifies as a REIT, a non-U.S. Stockholder will incur tax on distributions that are attributable to gain from its sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws ("FIRPTA"). The term "U.S. real property interests" includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. FelCor must withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount FelCor withholds.

         A non-U.S. stockholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of FelCor's stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the common stock at all times during a specified testing period will not incur tax under FIRPTA if the common stock is "regularly traded" on an established securities market. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

OTHER TAX CONSEQUENCES

TAX ASPECTS OF FELCOR'S INVESTMENTS IN FELCOR LP AND THE SUBSIDIARY PARTNERSHIPS

         The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in FelCor LP and the Subsidiary Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS PARTNERSHIPS

         FelCor is entitled to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

         o is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "check-the-box regulations"); and

         o     is not a "publicly traded" partnership.

         Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997 will be respected for all periods prior to January 1, 1997 if:

         o     the entity had a reasonable basis for its claimed classification;

         o the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997; and

         o neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

         Each Partnership in existence prior to January 1, 1997 reasonably claimed partnership classification under the Treasury regulations relating to entity classification in effect prior to January 1, 1997. In addition, the Partnerships intend to continue to be classified as partnerships for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

         A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception").

         Treasury regulations (the "PTP regulations") provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and
(2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

         If a Partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, FelCor would not be able to qualify as a REIT. See "Federal Income Tax Consequences of FelCor's Status as a REIT -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case FelCor might incur tax liability without any related cash distribution. See "Federal Income Tax Consequences of FelCor's Status as a REIT -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

INCOME TAXATION OF THE PARTNERSHIPS AND THEIR PARTNERS

         Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, FelCor is required to take into account its allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of FelCor, without regard to whether FelCor has received or will receive any distribution from such Partnership.

         Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

         Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Department of the Treasury has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

         Under FelCor LP's partnership agreement, depreciation or amortization deductions of FelCor LP generally will be allocated among the partners in accordance with their respective interests in FelCor LP, except to the extent that FelCor LP is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in FelCor receiving a disproportionate share of such deductions. In addition, gain on sale of a facility that has been contributed, in whole or in part, to FelCor LP will be specially allocated to the contributing partners to the extent of any "built-in" gain with respect to such facility for federal income tax purposes.

         Basis in Partnership Interest. FelCor's adjusted tax basis in its partnership interest in FelCor LP generally is equal to:

         o the amount of cash and the basis of any other property contributed to FelCor LP by FelCor,

         o increased by its allocable share of FelCor LP's income and its allocable share of indebtedness of FelCor LP, and

         o reduced, but not below zero, by FelCor's allocable share of FelCor LP's loss and the amount of cash distributed to FelCor, and by constructive distributions resulting from a reduction in FelCor's share of indebtedness of FelCor LP.

         If the allocation of FelCor's distributive share of FelCor LP's loss would reduce the adjusted tax basis of FelCor's partnership interest in FelCor LP below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce FelCor's adjusted tax basis below zero. To the extent that FelCor LP's distributions, or any decrease in FelCor's share of the indebtedness of FelCor LP, which is considered a constructive cash distribution to the partners, would reduce FelCor's adjusted tax basis below zero, such distributions constitute taxable income to FelCor. Such distributions and constructive distributions normally will be characterized as capital gain, and, if FelCor's partnership interest in FelCor LP has been held for longer than one year, the distributions and constructive distributions will constitute long-term capital gain.

         Depreciation Deductions Available to FelCor LP. To the extent that FelCor LP acquired its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by FelCor LP. FelCor LP depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, FelCor LP generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, FelCor LP places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, FelCor LP generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. FelCor LP's initial basis in hotels acquired in exchange for units in FelCor LP should be the same as the transferor's basis in such hotels on the date of acquisition by FelCor LP. Although the law is not entirely clear, FelCor LP generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. FelCor LP's tax depreciation deductions are allocated among the partners in accordance with their respective interests in FelCor LP, except to the extent that FelCor LP is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in FelCor receiving a disproportionate share of such deductions.

SALE OF A PARTNERSHIP'S PROPERTY

         Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

         FelCor's share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon FelCor's ability to satisfy the income tests for REIT status. See "Federal Income Tax Consequences of FelCor's Status as a REIT -- Requirements for Qualification -- Income Tests." FelCor, however, does not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of FelCor's or such Partnership's trade or business.

TAXABLE SUBSIDIARIES

         FelCor LP owns 100% of the nonvoting stock of Kingston Plantation Development Corp., representing 97% of the value of Kingston's outstanding stock. Kingston owns 50% of the outstanding stock of Promus/FelCor Manager, Inc. By virtue of its partnership interest in FelCor LP, FelCor is deemed to own its pro rata share of the assets of FelCor LP, including the stock of Kingston held by FelCor LP.

         As noted above, for FelCor to qualify as a REIT, FelCor's proportionate share of the value of the securities of Kingston may not exceed 5% of the total value of FelCor's assets. In addition, FelCor's proportionate share of the equity securities of Kingston may not constitute more than 10% of the voting securities of Kingston. FelCor LP does not own any of the voting securities of Kingston. In addition, based upon its analysis of the estimated value of the stock of Kingston relative to the estimated value of the other assets owned by FelCor, FelCor believes that the value of its pro rata share of the stock of Kingston does not exceeds 5% of the total value of FelCor's assets. No independent appraisals have been obtained to support this conclusion. The 5% limitation must be satisfied at the end of each quarter in which FelCor or FelCor LP increases its interest in Kingston, including as a result of FelCor increasing its interest in FelCor LP in connection with a stock offering or as limited partners of FelCor LP exercise their rights to redeem their partnership units for cash or shares of FelCor's common stock. Although FelCor plans to take steps to ensure that it satisfies the 5% asset test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful.

         Kingston is organized as a corporation and pays federal, state, and local income taxes on its taxable income at normal corporate rates. Any such taxes reduce amounts available for distribution by Kingston, which in turn will reduce amounts available for distribution to FelCor's stockholders.

         As described above, the Tax Bill allows FelCor to own up to 100% of the stock of taxable REIT subsidiaries ("TRSs") beginning on January 1, 2001. TRSs can perform activities unrelated to FelCor's tenants, such as third-party management, development, and other independent business activities, as well as provide services to FelCor's tenants. FelCor and a subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. The Tax Bill limits the deductibility of interest paid or accrued by a TRS to FelCor to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the Tax Bill imposes a 100% excise tax on transactions between a TRS and FelCor or its tenants that are not conducted on an arm's-length basis. The Tax Bill also prevents FelCor from owning more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. Prior to the Tax Bill, FelCor only was prohibited from owning more than 10% of the voting stock of a taxable subsidiary. Overall, no more than 20% of FelCor's assets can consist of securities of TRSs under the Tax Bill.

         The TRS provisions of the Tax Bill will apply for taxable years beginning after December 31, 2000. However, a taxable subsidiary in existence on July 12, 1999, such as Kingston, will be grandfathered unless and until (1) it engages in a new line of business or acquires a substantial new asset, other than in certain tax-free transactions or pursuant to a binding contract in effect on July 12, 1999, or (2) FelCor acquires, directly or indirectly, additional stock in the taxable subsidiary, including as a result of limited partner redemptions of their interests in FelCor LP, other than in certain tax-free transactions or pursuant to a binding contract in effect on July 12, 1999. Such existing taxable subsidiaries can be converted into TRSs on a tax-free basis prior to January 1, 2004. Accordingly, Kingston will be grandfathered after the Tax Bill unless and until either (1) it engages in a new line of business or acquires a substantial new asset or (2) FelCor acquires additional stock in Kingston, for example, as a result of an increase in FelCor's percentage interest in FelCor LP due to limited partners' exercise of their redemption rights. If Kingston were to acquire a substantial new asset or FelCor were to acquire additional stock in Kingston, such entity no longer would be grandfathered and FelCor would not be able to satisfy the provision in the Tax Bill that prevents FelCor from owning more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS on or after January 1, 2001.

         FelCor's independent directors have approved the acquisition of 100% of DJONT Operations, L.L.C. effective January 1, 2001. No binding agreements have been entered into for that acquisition. At the time of such acquisition, it is intended that DJONT Operations, L.L.C. will become a TRS of FelCor.

STATE AND LOCAL TAXES

         FelCor and/or you may be subject to state and local tax in various states and localities, including those states and localities in which FelCor or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the common stock.


                                 USE OF PROCEEDS

         The selling stockholders will receive all of the proceeds from the sale of shares offered by this prospectus. We will not receive any proceeds from the sale of such shares.

                              SELLING STOCKHOLDERS

         The following table sets forth the name, address and relationship with us of the selling stockholders and (i) the number of shares of common stock beneficially owned by the selling stockholder as of December 1, 2000, (ii) the maximum number of shares of common stock which may be offered by this prospectus for the account of the selling stockholders and (iii) the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming the sale of all of the common stock which may be offered by this prospectus. Except as otherwise noted below, the selling stockholders have not, within the past three years, had any position, office or other material relationship with us.


                                            SHARES OR                                                PERCENTAGE OF
            NAME OF                        UNITS OWNED             SHARES WHICH MAY BE              ALL OUTSTANDING
      SELLING STOCKHOLDER              PRIOR TO OFFERING(1)          SOLD HEREUNDER(2)               COMMON STOCK
     --------------------              --------------------        --------------------             ---------------

Bass America, Inc.                         8,161,697                  5,712,185                           0.4%

Huie Properties Ltd.                          50,748                     50,748                           0.0%

SRS Properties Limited Partnership             3,571                      3,571                           0.0%

Schenley Hotel Associates                     55,556                     55,556                           0.0%


(1) Beneficial ownership as of December 1, 2000, based upon information provided by the selling stockholders.

(2) Assumes sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.


                              PLAN OF DISTRIBUTION

         The shares may be sold pursuant to this prospectus from time to time by the selling stockholders and any pledgees, donees, assignees or transferees. The selling stockholders may sell the shares being offered by this prospectus: (i) in ordinary brokerage transactions and in transactions in which brokers solicit purchasers; (ii) in privately negotiated direct sales or sales effected through agents not involving established trading markets; or (iii) through transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part. The shares may be sold at prices and at terms then prevailing or at prices related to the then current market price of the common stock on the NYSE or at other negotiated prices. In addition, any of the shares that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule, rather than pursuant to this prospectus.

         The shares consist of common stock to be issued to the selling stockholders upon redemption by FelCor LP of units previously issued to such persons in private transactions exempt from the registration requirements of the Securities Act. FelCor will acquire each FelCor LP unit redeemed by it in exchange for a share of common stock and, consequently, its interest in the FelCor LP will increase.

         In the case of sales of the shares effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares sold by or through such broker-dealers, or both. We have advised the selling stockholders that the anti-manipulative rules of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have informed the selling stockholders of the need for delivery of copies of this prospectus. We are not aware as of the date of this prospectus of any agreements between the selling stockholders and any broker-dealers with respect to the sale of the shares offered by this prospectus. The selling stockholders and any broker-dealer or other agent executing sell orders on behalf of the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case the commissions received by any such broker-dealer or agent and profit on any resale of the shares of common stock may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. We will receive no part of the proceeds from the sale of any shares offered by this prospectus.

         Pursuant to the terms of registration rights agreements entered into by and among FelCor and the selling stockholders, the selling stockholders will pay their costs and expenses of selling the shares offered by this prospectus, including commissions and discounts of underwriters, brokers, dealers or agents, and we have agreed to pay the costs and expenses incident to its registration and qualification of the shares offered by this prospectus, including applicable filing fees, legal and accounting fees and expenses. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities arising under the Securities Act.

         The selling stockholders may elect to sell all, a portion or none of the shares offered by this prospectus.


                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. In addition, the description of federal income tax consequences contained in the prospectus under the caption "Federal income Tax Consequences of FelCor Status as a REIT" is based upon an opinion of Hunton & Williams, Richmond, Virginia.


                                     EXPERTS

         Our consolidated financial statements as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 and the consolidated financial statements of DJONT Operations, L.L.C. as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.




                                -----------------
                                TABLE OF CONTENTS
                                -----------------



Forward Looking Statements ...................................................ii
Where You Can Find More Information..........................................iii
Our Company..................................................................  1
Risk Factors.................................................................  2
Description of Capital Stock..................................................10
Federal Income Tax Consequences...............................................21
Use of Proceeds...............................................................40
Selling Stockholders..........................................................41
Plan of Distribution..........................................................41
Legal Matters.................................................................42
Experts.......................................................................42



================================================================================


                                5,823,060 SHARES

                                  COMMON STOCK











                                   ----------

                                   PROSPECTUS

                                   ----------






                              FELCOR LODGING TRUST
                                  INCORPORATED




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the approximate amount of the fees and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered.


         SEC Registration Fee.......................................................  $   35,541
         Legal Fees and Expenses....................................................      25,000
         Accounting Fees and Expenses...............................................       5,000
         Printing Fees..............................................................       5,000
         Miscellaneous..............................................................       4,459
                                                                                       ---------

         Total......................................................................  $    75,000
                                                                                       ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Charter of the General Partner, generally, limits the liability of the General Partner's directors and officers to the General Partner and the shareholders for money damages to the fullest extent permitted from time to time by the laws of the State of Maryland. The Charter also provides, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the General Partner in which the director was adjudged liable to the General Partner or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors and officers of the General Partner pursuant to the foregoing provisions or otherwise, the General Partner has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

         The General Partner may purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.


ITEM 16.          EXHIBITS

     No.       Description

     4.1 Specimen certificate representing shares of common stock (filed as Exhibit 4.1 to the Registrant's 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference)

     5.1       Opinion of Jenkens & Gilchrist, a Professional Corporation

     8.1       Opinion of Hunton & Williams

     23.1 Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1 hereto)

     23.2      Consent of Hunton & Williams (included in Exhibit 8.1 hereto)

     23.3      Consent of PricewaterhouseCoopers LLP

     24.1      Power of Attorney (included in Signature Page hereto)

ITEM 17.   UNDERTAKING

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 8th day of December 2000.

                        FELCOR LODGING TRUST INCORPORATED,
                        a Maryland corporation (Registrant)


                        By: /s/ LAWRENCE D. ROBINSON
                           -----------------------------------------------------
                           Lawrence D. Robinson
                           Senior Vice President, Secretary & General Counsel

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints each of Thomas J. Corcoran, Jr. and Lawrence D. Robinson, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any or all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all documents in connection therewith, with the appropriate state securities authorities, granting unto said attorney-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to do and perform each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue thereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



           SIGNATURE                                        TITLE                               DATE
           ---------                                        -----                               ----

/s/ DONALD J. MCNAMARA                            Chairman of the Board and Director     December 8, 2000
-------------------------------
Donald J. McNamara

/s/ THOMAS J. CORCORAN, JR.                       President and Chief Executive          December 8, 2000
-------------------------------
Thomas J. Corcoran, Jr.                           Officer and Director

/s/ LESTER C. JOHNSON                             Vice President and Controller          December 8, 2000
-------------------------------
Lester C. Johnson                                 (Principal Accounting Officer)

                                                  Director                               December __, 2000
-------------------------------
Melinda J. Bush

/s/ RICHARD S. ELLWOOD                            Director                               December 8, 2000
-------------------------------
Richard S. Ellwood

/s/ RICHARD O. JACOBSON                           Director                               December 8, 2000
-------------------------------
Richard O. Jacobson

/s/ CHARLES A. LEDSINGER, JR.                     Director                               December 8, 2000
-------------------------------
Charles A. Ledsinger, Jr.

                                                  Director                               December __, 2000
-------------------------------
Robert H. Lutz, Jr.

/s/ CHARLES N. MATHEWSON                          Director                               December 8, 2000
-------------------------------
Charles N. Mathewson

/s/ THOMAS A. MCCHRISTY                           Director                               December 8, 2000
-------------------------------
Thomas A. McChristy

/s/ RICHARD C. NORTH                              Director                               December 8, 2000
-------------------------------
Richard C. North

/s/ MICHAEL D. ROSE                               Director                               December 8, 2000
-------------------------------
Michael D. Rose

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER     DESCRIPTION
    -------    -----------

     4.1 Specimen certificate representing shares of common stock (filed as Exhibit 4.1 to the Registrant's 10-Q for the quarter ended
               June 30, 1996 and incorporated herein by reference)

     5.1       Opinion of Jenkens & Gilchrist, a Professional Corporation

     8.1       Opinion of Hunton & Williams

     23.1      Consent of Jenkens & Gilchrist, a Professional Corporation
               (included in Exhibit 5.1 hereto)

     23.2      Consent of Hunton & Williams (included in Exhibit 8.1 hereto)

     23.3      Consent of PricewaterhouseCoopers LLP

     24.1      Power of Attorney (included in Signature Page hereto)